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FILE NO: 76677.000008

March 9, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Mr. Michael Seaman

                          Special Counsel

                          Division of Corporation Finance

Xenith Bankshares, Inc.

Registration Statement on Form S-1

(Registration No. 333-170836)

Dear Mr. Seaman:

As counsel to Xenith Bankshares, Inc., a Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-170836) (the “Registration Statement”), including certain exhibits thereto, together with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 4, 2011, to Mr. T. Gaylon Layfield, III, President and Chief Executive Officer of the Company. Amendment No. 3 has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on March 2, 2011. Such changes have been made in response to the Staff’s comments and to update certain information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below in the responses of the Company to specific paragraphs, pages and captioned sections are to Amendment No. 3.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON

www.hunton.com

Securities and Exchange Commission

March 9, 2010

Risk Factors, page 15

1.	We note your disclosure that BankCap Partners committed to the Federal Reserve that the Bank would operate within the parameters of your business plan until December 22, 2012. Please revise to further describe the potential risks if the Bank is unable to maintain compliance with the plan or needs to seek the approval of the Federal Reserve to make any material changes.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 15 to 16 to further describe the potential risks if the Bank is unable to maintain compliance with the plan or needs to seek approval of the Federal Reserve to make any material changes.

Risk Factors, page 29 (and related disclosure on page 65)

2.	Please revise your disclosure in this section to state that you have applied to participate in the small business lending fund. Also disclose the amount that you have applied for in this section and on page 65.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 29 to state that we have applied to participate in the small business lending fund. We have also revised the disclosures on pages 29 and 66 to disclose the amount for which we have applied.

* * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8783.

Securities and Exchange Commission

March 9, 2010

Very truly yours,

/s/ J. Waverly Pulley, III

J. Waverly Pulley, III

cc:          Ms. Erin Magnor

               Mr. T. Gaylon Layfield, III

               Mr. Thomas W. Osgood

               Ms. Judy C. Gavant

               Mr. W. Lake Taylor, Jr.

               Mr. Edward F. Petrosky

76677.000008 EMF_US 34703897v2